

August 16, 2011

Via E-mail
Mr. Christopher T. Carney
Interim Chief Financial Officer
Applied Minerals, Inc.
110 Greene Street, Suite 1101
New York, NY 10012

> **Re:** **Applied Minerals, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 15, 2011**
> **Form 10-Q for the quarterly period ending March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for the quarterly period ending June 30, 2011**
> **Filed August 15, 2011**
> **File No. 000-31380**

Dear Mr. Carney:

We have reviewed your response dated July 29, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.   We note that you plan to amend the following items and exhibits in your Form
        10-K for the fiscal year ended December 31, 2010:

        •   Item 6 in response to prior comments 1 and 3;
        •   Item 8A in response to prior comment 4;
        •   Item 7 in response to prior comments 5, 7, 8, 11, 12, 13, 15, 17, 20, 21, 26,
                27, 28, 30 and 34; and
        •   Exhibits 31.1 and 31.2 in response to prior comments 36, 37, and 38.

        We further note that you plan to amend exhibits 31.1 and 31.2 in your March 31,
        2011 Form 10-Q in response to prior comments 36, 37, and 38. Please note that
        we may have additional comments after we review the amendments.

2.   Further, please also amend your Form 10-Q for the quarterly period ended March
        31, 2011 to reflect your responses to prior comments 8 and 13.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12

Results of Operations, page 14

3.   We refer to your response to prior comment 2. Please revise this section in the
        amended 10-K to provide expanded disclosure, similar to your response,
        regarding the nature and amounts of the significant components of your 2009 and
        2010 legal expenses.

Item 7. Financial Statements and Supplementary Data, page 16

Report of Independent Registered Public Accounting Firm, page F-21

4.   We acknowledge your response to comment 6. In your planned amendment to
        this Form 10-K, please revise Note 1 to your consolidated financial statements to
        include disclosure similar to the last two sentences of your response that clarify
        why you consider the company to be in the exploration stage.

Consolidated Balance Sheets, page F-23

5.   Further to your response to prior comment 8, please explain why you continue to
        reflect liabilities from discontinued operations as 'other liabilities' in your Form
        10-Q for the six months ended June 30, 2011.

Consolidated Statements of Operations and Comprehensive Loss, page F-24

6.   Further to your response to comment 10, regarding the classification of the amounts recorded as net proceeds (expenses) from legal settlement within other non-operating expenses, please further explain the nature of the amounts reflected and why you believe the amounts should not be classified as operating expenses.

Statements of Cash Flows, page F-28

7.   We refer to your response to comment 14. In future filings, including any amendments, please include a description of your non-controlling interests, similar to your response, in a note to the consolidated financial statements.

Note 3. Summary of Significant Accounting Policies, page F-29

8.   Further to your response to prior comment 16, in the amended Form 10-K please revise your disclosure of conventional convertible debt to be consistent with ASC 815-40-25-39.

9.   We acknowledge your response to comment 16. Based on your response, it appears the conversion option is for a fixed number of shares or the equivalent amount of cash; however, the *paid-in-kind interest* may be issued at a price lower than market. If true, please revise your disclosure in the first paragraph on page F-30 to clarify that the beneficial conversion feature exists only with respect to the newly issued notes related to the paid-in kind interest, similar to the last two sentences of your response.

10.   Further to your response to prior comment 18, please discuss how your calculation considered ASC 470-20-30-5 through 30-8, which requires you to determine the intrinsic value based on the effective conversion price and, if the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, then you should limit the amount of the discount assigned to the beneficial conversion feature to the amount of the proceeds allocated to the convertible instrument.

Note 5. Stock Award Payable, page F-33

11.   We refer to your response to comment 22. Please further clarify in your disclosure the methodology used to value the awards to determine the grant date fair value (e.g. Black Scholes).

12.   Further to your response to prior comment 22, since Messrs. Dumont and Gaensbauer were granted the stock awards as a result of employment agreements, please explain why you accounted for the vested stock awards under ASC 505-50 since that guidance applies to equity-based payments to non-employees. Please

tell us why you did not consider ASC 718. Further, please summarize the terms of the stock awards that require you to revalue the awards at each balance sheet date to fair value and cite the accounting guidance you relied upon. Tell us how you considered ASC 718-10-25-6 through 25-19.

Note 7. Convertible Debt (PIK Notes), page F-35

13.   We refer to your responses to comments 24 and 25. In future filings, including any amendments, please disclose that the conversion rate was above the market rate of the common stock on the date of issue and also indicate the conversion rate is fixed.

Note 8. Stockholders' Equity, page F-35

14.   We acknowledge your response to comment 30. Please tell us how you considered FASB ASC 505-50-30-2 in determining how you value the options granted to outside consultants. If applicable in future filings, including any amendments, please disclose whether share-based payment transactions with nonemployees are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Note 9. Options and Warrants to Purchase Common Stock, page F-38

15.   Further to your response to prior comment 31, please tell us how you determined that the warrants are indexed to your own stock. Please tell us your consideration of Example 17 in ASC 815-40-55-42.

16.   In future filings, including any amendments, please summarize the circumstances that may lead to changes in the exercise prices of warrants and describe the cashless exercise provisions.

Note 12. Commitments and Contingencies, page F-40

Environmental Matters, page F-40

17.   We refer to your response to comment 33. In future filings, including any amendments, to the extent appropriate please provide disclosure similar to the first sentence in your response indicating you do not have any specific remediation claims.

Litigation, page F-40

18.   Further to your response to prior comment 35, we note that under ASC 450-20-
        50-1 and 50-2, the company should disclose the nature of an accrual made
        pursuant to the provisions of ASC 450-20-25-2 and in some circumstances the
        amount accrued may be necessary for the financial statements not to be
        misleading. Also, if the company meets the criteria in ASC 275-10-50-8, you
        should include an indication that it is at least reasonably possible that a change in
        your estimate of your probable liability could occur in the near term. Please
        further explain how you considered these requirements in presenting the
        disclosure in your 10-K.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 5 – Stock Award Payable, page 11

19.   We refer to your response to comment 39. In future filings, including any
        amendments, please revise the phrase "expects to treat the liability appropriately"
        to more clearly explain to investors your accounting (i.e. you continue to treat the
        stock award as a payable and continue to adjust the liability to market on a
        quarterly basis).

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Consolidated Financial Statements, page 3

Note 3. Summary of Significant Accounting Policies, page 9

20.   We note your disclosure that the company consolidated all companies that the
        company directly controls either through majority ownership or otherwise. In
        your Form 10-K for the year ended December 31, 2010 you disclosed that the
        financial statements included the accounts of the company and a majority owned
        subsidiary, Park Copper and Gold. Please tell us whether there has been any
        change in the companies that you consolidate or in the ownership interest. Please
        also confirm whether all significant intercompany accounts and transactions were
        eliminated in the interim financial statements.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15

Overview, page 15

21.   We note your disclosure that the company expects to post the surety bond in May
        2011. In future filings please ensure that the disclosure is properly updated.

Acknowledgments

22.   As previously requested in our comment letter dated July 1, 2011, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have any questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: William Gleeson, K&L Gates LLP